Management's

Discussions and Analysis

For the three months

ended

March 31, 2026

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of OR Royalties Inc. ("OR Royalties" or the "Company") and its subsidiaries for the three months ended March 31, 2026 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2026 and the Company's audited consolidated financial statements and related notes for the years ended December 31, 2026 and 2025. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 6, 2026, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in U.S. dollars, the Company's reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Description of the Business

OR Royalties is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

OR Royalties is focused on acquiring high-quality, long-life precious metals royalties and streams on assets located in favourable jurisdictions that are operated by established mining companies. The Company deploys capital through the acquisition of royalty and stream investments on metal mining projects at various stages of operation and development. OR Royalties endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. OR Royalties' objective is to deploy capital into new and accretive investment opportunities to further enhance its growth profile.

Highlights

First Quarter of 2026

  22,740 gold equivalent ounces ("GEOs1") earned (19,014 GEOs in Q1 20252);
  Record revenues from royalties and streams of $102.8 million ($54.9 million in Q1 2025);
  Cash flows generated by operating activities of $71.9 million ($46.1 million in Q1 2025), after payment of the 2025 income taxes in Canada of $13.7 million;
  Net earnings of $73.6 million, $0.39 per basic share ($25.6 million, $0.14 per basic share in Q1 2025);
  Record adjusted earnings3 of $75.0 million, $0.40 per basic share ($29.5 million, $0.16 per basic share in Q1 2025);
  Cash balance of $94.9 million as at March 31, 2026;
  Acquisition for cancellation, under the normal course issuer bid, of a total of 322,470 common shares for $12.9 million (C$17.7 million; average acquisition price per share of C$54.84);
  Acquisition of an additional 1.0% NSR royalty covering the producing Namdini mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited for a total cash consideration of up to $103.5 million, of which $98.5 million was paid during the first quarter;
  Definitive agreement to acquire Terraco Gold Corp. ("Terraco"), a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owns NSR royalty assets (the "Terraco NSR Royalties"), largely consisting of royalties that cover Solidus Resources LLC's ("Solidus") Spring Valley Gold Project ("Spring Valley") located in Pershing County, Nevada, USA, for a total cash consideration of $168.0 million;
  Definitive agreement with Gold Fields Limited ("Gold Fields") to acquire a high-quality portfolio of precious metals assets consisting of eight royalties (the "GFL Portfolio") for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s ("Buenaventura") producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru. In addition to the GFL Portfolio, the Company has agreed to pay Gold Fields $52.0 million in exchange for deferred payment obligations totaling $60.0 million payable by Galiano Gold Inc. ("Galiano") ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana). The transaction is expected to close in the second quarter of 2026;

1 GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties, other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2 Three months ended March 31, 2025 ("Q1 2025").

3 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis
  Exercise by SolGold plc and Jiangxi Copper Company Limited ("Jiangxi Copper") of a buy-down right to buy back 50% of the Cascabel gold stream. Consequently, OR Royalties International Ltd. ("OR Royalties International") received 4,290 ounces of gold (which are not included in the 22,740 GEOs earned in the first quarter of 2026 and disclosed above), subject to a transfer price of 20%, as a one-time payment for the 50% stream buy-down, representing a net value of approximately $17.5 million on the delivery date; and,
  Declaration of a quarterly dividend of $0.055 per common share paid on April 15, 2026 to shareholders of record as of the close of business on March 31, 2026.

Subsequent to March 31, 2026

  Publication of the sixth edition of the Company's sustainability report, Growing Responsibly, in addition to the OR Royalties 2026 Asset Handbook;
  Closing of the Terraco acquisition in April 2026, which was fully financed by a drawdown on the credit facility;
  Definitive agreement to acquire a $28.0 million precious metals stream on Canadian Copper Inc.'s New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant;
  Sale of equity investments for net proceeds of $34.8 million;
  First royalty payment from the Dalgaranga mine was received on April 30, 2026; and,
  Declaration of a quarterly dividend of $0.065 per common share payable on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026, an increase of 18.2% compared to the previous quarterly dividend.

Corporate Update

On January 30, 2026 and March 23, 2026, the Company announced the respective appointments of Mr. Kevin Thomson and Mr. Patrick Godin as Independent Directors to its Board of Directors. Concurrently with the appointment of Mr. Thomson, the Company announced that Mr. William Murray John has resigned as a director of the Company.

Mr. Kevin Thomson brings over 40 years of senior strategic mergers and acquisitions experience in the mining industry. Most recently, Mr. Thomson served as Senior Executive Vice President, Strategic Matters for Barrick Gold Corporation ("Barrick") where he was involved in all matters of strategic significance, including the management of complex negotiations, development of Barrick's corporate strategy, involvement in complex legal issues, and governance-related matters.

Mr. Godin has over 35 years of corporate, technical, and operations experience in the mining industry. Most recently, he served as President and CEO of New Gold Inc. ("New Gold"), where he held the leadership role from November 2022 up until New Gold's $7.0 billion acquisition by Coeur Mining, Inc., which was announced in November 2025. Before joining New Gold, Mr. Godin was Vice President and Chief Operating Officer of Pretium Resources Inc., and previously, he was the President and Chief Executive Officer of Stornoway Diamond Corporation.

The Company's 2026 Annual Meeting ("2026 AGM") of shareholders will be held on May 7, 2026 in Montréal, Québec. Current Independent Directors Ms. Edie Hofmeister and Mr. David Smith have announced that they will not stand for re-election to the Company's Board at the 2026 AGM.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Guidance for 2026 and 5-Year Outlook

2026 Guidance

OR Royalties expects GEOs earned to range between 80,000 to 90,000 in 2026 at an average cash margin4 of approximately 97%. For the 2026 guidance, deliveries of silver, copper, and cash royalties were converted to GEOs using commodity prices based on February 2026 consensus commodity prices and a gold/silver price ratio of 73:1.

The 2026 guidance assumed ramp-ups at both the Dalgaranga and San Gabriel mines, as well as first payments received under those gross revenue and NSR royalties from Ramelius Resources Ltd. and Buenaventura, respectively. The guidance also assumes increased payments associated with GEOs earned from the Company's 2.0% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini mine. In addition, the guidance assumes relatively consistent year-over-year GEO deliveries from Capstone Copper Corp.'s Mantos Blancos mine. Finally, the guidance assumes conservative estimates of GEOs expected to be earned from Harmony's CSA mine, as Harmony's ownership transition continues and the Harmony team continues to condition the asset for optimized performance over the long-term.

OR Royalties' 2026 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the producers, or uses management's best estimate.

5-Year Outlook

OR Royalties expects its portfolio to generate between 120,000 and 135,000 GEOs in 2030. The outlook assumes the commencement of production at Gold Fields' Windfall, South32 Limited's Hermosa/Taylor, Osisko Development Corp.'s Cariboo, Solidus' Spring Valley, United Gold's Amulsar and Orla Mining Ltd.'s South Railroad projects, respectively. It also assumes increased production from certain other operators that are advancing expansions including Alamos Gold Inc.'s Island Gold District Expansion, amongst others. The 5-year outlook assumes there will be no GEO contribution from the Eagle Gold mine, which remains in receivership.

Beyond this growth profile, OR Royalties owns several other growth assets, which have not been factored into the 5-year outlook, as their respective development timelines are either longer, or difficult to reasonably forecast at this time. As the Company's operating partners provide additional clarity on these respective assets, OR Royalties will seek to include them in future long-term outlooks.

The 5-year outlook is based on internal judgements of publicly available forecasts and other disclosure by the third-party owners and operators of the Company's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 82:1.

This 5-year outlook replaces the 5-year outlook previously released in February 2025, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2026-2030).

4 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended March 31,
	2026	2025

Gold
Canadian Malartic Complex royalty	7,558	7,198
Éléonore royalty	1,205	1,657
Namdini royalty (i)	843	-
Island Gold District royalty	768	883
Bald Mountain royalty	484	17
Ermitaño royalty	475	512
Lamaque Complex royalty	432	571
Pan royalty	313	363
Tocantinzinho royalty	305	279
Seabee royalty	233	958
Fruta del Norte royalty	105	121
Others	351	304
	13,072	12,863

Silver
Mantos Blancos stream	5,226	2,580
Sasa stream	1,700	1,214
CSA stream	1,043	881
Gibraltar stream	873	623
Canadian Malartic Complex royalty	80	38
Others	96	57
	9,018	5,393

Copper and others
CSA copper stream	595	735
Others	55	23
	650	758

Total GEOs	22,740	19,014

(i) The Company received its first royalty payment during the second quarter of 2025. In January 2026, the Company acquired an additional 1% NSR royalty on the Namdini mine for a total royalty of 2%, effective October 1, 2025. The Namdini mine is currently ramping-up production towards full design capacity.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended March 31,
	2026		2025
	Realized	Average	Realized	Average

Gold (i)	$4,853	$4,873	$2,863	$2,860
Silver (ii)	$78.26	$84.33	$32.71	$31.88
Copper (iii)	n/a	$12,844	$9,783	$9,340

Exchange rate (C$/US$) (iv)	n/a	0.7290	n/a	0.6968

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars per ounce.

(iii) The average price represents the London Metal Exchange's price in U.S. dollars per tonne.

(iv) Bank of Canada daily rate.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests Portfolio Overview

As at May 6, 2026, OR Royalties owned a portfolio of 178 royalties, 15 streams and 3 offtakes, as well as 7 royalty options, which include 23 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	18	5	-	23
Development	14	9	1	24
Exploration and evaluation	146	1	2	149
	178	15	3	196

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America
Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada
Amalgamated Kirkland (iv)	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (v) royalty	Au	USA
Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada
Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada
Éléonore	Dhilmar Ltd.	2.2 - 3.5% NSR royalty	Au	Canada
Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico
Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada
Island Gold District	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada
Lamaque Complex	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada
Pan	Minera Alamos Inc.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America
CSA	Harmony Gold Mining Company Limited	100% stream 2.25 - 4.875% stream	Ag Cu	Australia
Dalgaranga (vi)	Ramelius Resources Limited	1.44% GR (vii) royalty	Au	Australia
Dolphin Tungsten	Group 6 Metals Limited	1.5% GR royalty	Tungsten (W)	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile
Namdini	Cardinal Namdini Mining Ltd.	2% NSR royalty	Au	Ghana
Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia
Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina
Amulsar	United Gold (private)	3.34% Au / 49.22% Ag streams	Au, Ag	Armenia
Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
AntaKori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru
Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada
Cascabel	Jiangxi Copper Company Limited	3% stream 0.6% NSR royalty	Au Cu, Au	Ecuador
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Eagle Gold (viii)	PricewaterhouseCoopers Inc., LIT (receiver)	5% NSR royalty	Au	Canada
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada
Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada
Marimaca MOD	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile
Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn, Pb	Canada
Shaakichiuwaanaan	PMET Resources Inc.	2% NSR royalty	Lithium (Li)	Canada
South Railroad	Orla Mining Ltd.	100% stream	Ag	USA
Spring Valley (ix)	Solidus Resources LLC	1.0 - 6.0% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya
Waihi North	OceanaGold Corporation	2% NSR royalty	Au, Ag	New Zealand
White Pine	Kinterra Copper USA LLC	1.5% NSR royalty 11.5% NSR royalty	Cu Ag	USA
Windfall	Gold Fields Limited	2.0 - 3.0% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received since 2023 are only related to residual production from the care and maintenance plan.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) On April 30, 2026, Agnico Eagle Mines Limited announced that trucking of ore from the Amalgamated Kirkland deposit to the LZ5 facility commenced in April 2026, with milling expected to begin in the second quarter of 2026. Production from the Amalgamated Kirkland deposit is forecast to be approximately 40,000 ounces of gold in 2026. OR Royalties expects to receive its first royalty payment in the third quarter of 2026.

(v) Gross smelter return ("GSR").

(vi) On April 7, 2026, Ramelius Resources Limited announced that the Dalgaranga mine production was on budget with first Never Never ore delivered to the Mt Magnet processing plant in March 2026, a month ahead of schedule. The first payment from the Dalgaranga gross revenue royalty was received on April 30, 2026.

(vii) Gross revenue ("GR").

(viii) On June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. On August 14, 2024, PricewaterhouseCoopers Inc., LIT was appointed as receiver and manager of Victoria Gold Corp. by the Ontario Superior Court of Justice. Please refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more details.

(ix) Following the acquisition of additional royalties in April 2026, the Company now owns a 4.0% to 6.0% NSR royalty is applicable to the core resource area; a separate 1.0% NSR royalty is applicable on the periphery of the property. The majority of the current pit constrained Mineral Resources sits within OR Royalties' 6.0% NSR royalty area (the "Schmidt Claims"). Royalties on the Schmidt Claims become payable once 500,000 ounces of gold have been recovered from the Schmidt Claims.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Main Producing Assets

Geographical Distribution of Assets

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Royalty, Stream and Other Interests - Main Transactions

Namdini NSR royalty acquisition

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini gold mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah, acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total cash consideration of up to $103.5 million, of which $98.5 million was paid in the first quarter of 2026. The remaining $5.0 million will be payable in two equal instalments on the first and second anniversary of the closing date.

Amendment to the San Antonio stream

In January 2026, OR Royalties International, a wholly-owned subsidiary of OR Royalties, and Axo Copper Corp. ("Axo Copper") entered into an amended and restated stream agreement on the San Antonio project in Mexico. Under the amended and restated stream agreement, the designated percentage of payable gold and silver ounces was reduced from 15% to 7.15%. In consideration for the amendment, OR Royalties International will be entitled to up to an aggregate of $8.6 million of contingent payments, payable in gold deliveries and subject to the 30% transfer payment, upon achieving certain production milestones. In addition, Axo Copper issued to OR Royalties International a total of 7.7 million common shares, valued at approximately $4.2 million, representing 4.99% of the issued and outstanding common shares of Axo Copper. The value of the common shares received was booked against the net book value of the stream.

Royalty, Stream and Other Interests - Buy-back and Buy-down Rights

Some royalty, stream and other interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

CSA copper stream

OR Royalties International owns separate silver and copper streams on Harmony's CSA mine. Specific to the copper stream agreement, OR Royalties International is entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreement, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

On the 5th anniversary of the closing date (June 15, 2028), Harmony will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

Cascabel NSR royalty and gold stream

OR Royalties owns a 0.6% NSR royalty on the Cascabel project, which is subject to a buy-down right. On November 30, 2026, the owner of the Cascabel project may buy-down 1/3 of the NSR royalty in exchange for a one-time cash payment of $35.0 million.

OR Royalties International owned a 6.0% gold stream on contained ounces of gold produced from the Cascabel project until 225,000 ounces of gold have been delivered, and 3.6% thereafter for the remaining life of the mine. On December 24, 2025, SolGold plc, the former owner of the Cascabel project, announced it had agreed to be acquired by its largest shareholder, Jiangxi Copper. As a result of the change of control, the gold stream was subject to a buy-down right. In March 2026, Jiangxi Copper exercised its buy-down right to repurchase 50% of the gold stream for a one-time payment of gold equal to approximately 50% of the then advanced amount of OR Royalties International's total pre-construction and construction deposits, plus certain adjustments. Consequently, OR Royalties International received 4,290 ounces of gold (not included in in the total GEOs earned in the first quarter, and subject to a transfer price of 20%) as a one-time payment for the 50% buy-down of the Cascabel stream, representing a net value of approximately $17.5 million on the delivery date. As a result of the reduction of 50% of the Cascabel stream, the net book value of the asset was reduced by $10.3 million, and the remaining balance of the net payment received was recorded as a gain on the buy-down of a stream interest of $7.2 million.

Following the exercise of the buy-down right, OR Royalties International owns a 3.0% gold stream on contained ounces of gold produced from the Cascabel project until 112,500 ounces of gold have been delivered, and 1.8% thereafter for the remaining life of the mine. Consequently, the additional stream deposit commitments have been reduced by 50% to $102.5 million ($5.0 million following the achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project, and $97.5 million pro-rata to drawdowns with construction finance facility).

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Principal Producing Assets - Updates

Canadian Malartic Complex Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec and is operated by Agnico Eagle Mines Limited ("Agnico Eagle"). OR Royalties also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to OR Royalties on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2026 and three-year forecast

On February 12, 2026, Agnico Eagle reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic for the year 2026, compared to 642,612 ounces of gold produced in 2025. The company's gold production is forecast to range between 640,000 to 670,000 ounces in 2027 and 720,000 - 750,000 ounces in 2028.

Agnico Eagle continues to advance the transition to underground mining with the construction of the Odyssey mine. Once the Barnat pit at Canadian Malartic is depleted in 2029, annual gold production is expected to be in the range of 550,000 to 600,000 ounces, supported by an underground mining rate of approximately 19,000 tonnes per day ("tpd") from four deposits. At that time, the processing plant is expected to have approximately 40,000 tpd of excess capacity. The Company is advancing three projects to potentially utilize a portion of this excess capacity and position Canadian Malartic to ramp-up toward one million ounces of annual gold production starting in 2033. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively. In 2026, Canadian Malartic has planned four-day quarterly shutdowns for regular maintenance at the mill. OR Royalties owns several royalties over Marban that have a blended ~0.9% NSR royalty, and both Marban and Wasamac would be eligible to the C$0.40 toll milling fee for the Canadian Malartic mill.

Update on operations

On April 30, 2026, Agnico Eagle reported gold production at the Canadian Malartic Complex of 166,216 ounces in the first quarter of quarter of 2026, compared to 159,773 ounces in the first quarter of 2025.

Update on Odyssey (Shaft #1)

On April 30, 2026, Agnico Eagle announced that the company continued to advance the transition to underground mining with the construction of the Odyssey mine, including the development of Odyssey Shaft #1, and was advancing internal evaluations on three projects that, together, have the potential to increase annual gold production, starting in 2033, towards one million ounces. These projects include (i) a second shaft at Odyssey, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic mill, respectively.

In the first quarter of 2026, mine development advanced with a continued focus on the main ramp, which reached a depth of 1,151 metres as of March 31, 2026, and the development of the East Gouldie production levels. Production via ramp from East Gouldie commenced in March 2026, approximately three months ahead of plan. Development remains a priority, with the company targeting a sustained development rate of approximately 2,000 metres per month, supported by the integration of new development teams and equipment, increased hoisting capacity, optimization of hauling and service activities, and the increased use of automation and autonomous hauling. The excavation of two ventilation raises from surface to level 58 and the construction of the main exhaust fan station also advanced, with commissioning expected in June 2026.

Work continued on the development and construction of the first loading station between levels 102 and 111, including the crushing and material-handling circuit, shaft loading pocket and maintenance shop. Development activities continue to progress on schedule in support of the planned start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking activities continued ahead of schedule, with the excavation of the material-handling infrastructure for the second loading station between levels 137 and 146 now expected to be completed in the second quarter of 2026 and the completion of the first phase of shaft sinking to a planned depth of 1,580 metres now expected at year-end 2026. The shaft reached a depth of 1,514 metres as at March 31, 2026. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 172 and 181, is expected to be completed and commissioned in 2031.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Construction of key surface infrastructure progressed, with the operational complex expected to be completed in the second quarter of 2026 and phase two of the paste plant (designed for a 20,000 tonnes per day ("tpd") capacity) expected to be completed in the fourth quarter of 2026. The fabrication of the production hoist is complete and delivery of the various components of the hoist is ongoing, with assembly to start in the second quarter of 2026. Commissioning of the production hoist is expected in the second quarter of 2027.

Update on Odyssey (Shaft #2)

On February 12, 2026, Agnico Eagle reported that the preferred shaft location was now confirmed near Shaft #1 and close to the centre of gravity of the deposit.

On April 30, 2026, Agnico Eagle reported that it was advancing an internal technical evaluation of a potential second shaft at the Odyssey mine. Drilling of the geotechnical pilot hole at the planned location has been completed to a depth of 1,800 metres. Current work is focused on mine design and planning, surface layout, headframe design and preparatory activities to support the permitting process. The evaluation is expected to be completed in the fourth quarter of 2026.

Marban - Satellite Open Pit

The Company holds a 0.435% - 2% NSR royalty on the Marban Deposit.

As part of Agnico Eagle's "fill-the-mill" strategy at the Canadian Malartic complex, the Marban property, located immediately northeast of the Canadian Malartic property, was acquired in March 2025 as an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic.

In the fourth quarter of 2025, Agnico Eagle completed an internal evaluation on Marban, removing previous property-boundary constraints on the pit design, which resulted in the company's initial declaration of estimated probable mineral reserves of 1.58 million ounces of gold (51.6 million tonnes grading 0.95 g/t Au) at December 31, 2025. Additionally, drilling completed in the quarter confirmed and extended the Marban gold deposit onto the company's adjacent Callahan property to the east. The results of the drilling were not included in the 2025 mineral reserves and mineral resource estimates.

The technical evaluation envisions a 14,000 to 16,000 tpd open pit operation producing between 120,000 to 150,000 ounces of gold annually over a 12-year life of mine. In 2026, Agnico Eagle will integrate new drilling into an optimized pit design and assess opportunities to redeploy mobile equipment from the Barnat pit at Canadian Malartic to minimize capital expenditures for the project. The results of this evaluation, expected at the end of 2026, will support the permitting process which is expected to be completed in 2030. Project construction could begin in 2031, with the potential for initial production as early as 2033.

During the first quarter of 2026, the second phase of an exploration and conversion drilling program completed 29 holes totalling 7,013 metres. The program mainly targeted the northern and eastern extensions of the Marban deposit near and beyond the newly expanded proposed pit outline.

Approximately $11.0 million is budgeted for 2026 for 45,000 metres of drilling to be spent in the Marban area for exploration and condemnation drilling around the Marban deposit under potential mining infrastructure, as well as for the purposes of mineral resource conversion and expansion of the Marban deposit.

Update on exploration

On February 12, 2026, Agnico Eagle noted that it expects to spend approximately $32.6 million for 190,700 metres of drilling at Canadian Malartic in 2026 with up to 20 drill rigs active at surface and underground to further assess the full potential of the Odyssey mine area and throughout the Canadian Malartic property package. The primary exploration targets remain the lateral extensions of the East Gouldie deposit and the Eclipse zone while at the Odyssey South and North zones infill drilling and the investigation of potential lateral extensions will continue. Studies are ongoing at the East Malartic deposit with the objective of converting mineral resources into mineral reserves as part of the Odyssey underground mine.

During the first quarter of 2026, 13 surface rigs and 16 underground rigs were in operation, drilling a total of 56,635 metres supplemented by an additional six surface rigs completing 13,455 metres of drilling dedicated to regional exploration around Canadian Malartic, including the Marban project. Exploration drilling targeted multiple areas of the Odyssey mine, returning positive results in the upper eastern, central, western and deeper areas of the East Gouldie deposit and in the internal zones of the Odyssey deposit. The internal zones in the vicinity of the Odyssey North zone will be further investigated in 2026 to help in planning the future mining infrastructure in this area.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Update on Mineral Reserve and Resource Estimates

Mineral Reserves and Mineral Resources at the Odyssey mine continued to grow significantly in 2025, further demonstrating the high-quality nature of the East Gouldie and Odyssey deposits. In total, the Odyssey mine hosted 6.0 million ounces of gold in Proven and Probable Mineral Reserves (59.7 million tonnes grading 3.14 g/t Au), 3.4 million ounces of gold in Measured and Indicated Mineral Resources (57.8 million tonnes grading 1.85 g/t Au) and 12.7 million ounces of gold in Inferred Mineral Resources (177.7 million tonnes grading 2.21 g/t Au) at December 31, 2025. These substantial Mineral Reserves and Mineral Resources continue to support the Company's vision for Canadian Malartic to potentially expand production in the future in combination with the development of satellite orebodies in the surrounding area.

At the Odyssey deposit's Odyssey South zone and Odyssey internal zone, positive reconciliation observed in the underground production and improvements to the Mineral Reserve model contributed to mineral reserves replacement at the Odyssey mine reaching 90%. As a result, the Mineral Reserves of the Odyssey deposit totalled 0.3 million ounces of gold (4.8 million tonnes grading 2.12 g/t Au) at December 31, 2025, similar to the previous year.

At the Canadian Malartic mine, the continued positive reconciliation observed in the open pit and improvements to the Mineral Reserve model contributed to the addition of 115,000 ounces of gold to Mineral Reserves in the open pit during 2025. As a result, the Mineral Reserve decreased by approximately 495,000 ounces of gold while the gold production accounted for 610,000 in-situ ounces of gold.

Exploration drilling during 2025 continued to extend the limits of the East Gouldie Inferred Mineral Resource laterally to the west and to the east. As a result, Inferred Mineral Resources at the East Gouldie deposit (including the sub-parallel Eclipse zone) increased by 62% (2.8 million ounces of gold) year over year to 7.4 million ounces of gold (94.3 million tonnes grading 2.43 g/t Au) at December 31, 2025.

Drilling targeting the Eclipse zone in 2025 resulted in the declaration at year-end of initial Inferred Mineral Resources of 0.6 million ounces of gold (6.7 million tonnes grading 2.74 g/t Au) within close proximity to the planned underground infrastructure.

For additional information, please refer to Agnico Eagle's press release dated February 12, 2026 titled "Agnico Eagle Reports Fourth Quarter And Full Year 2025 Results - Record Quarterly And Annual Free Cash Flow; 2025 Production Guidance Achieved; Total 2025 Shareholder Returns Of $1.4 Billion; Dividend Increased By 12.5%; Updated Three-Year Guidance", Agnico Eagle's press release dated February 12, 2026 titled "Agnico Eagle Provides An Update On 2025 Exploration Results And 2026 Exploration Plans - Year Over Year Mineral Reserves Increase 2% To 55.4 Moz; Indicated Mineral Resources Increase 10% To 47.1 Moz And Inferred Mineral Resources Increase 15% To 41.8 Moz" and Agnico Eagle's press release dated April 30, 2026 titled "Agnico Eagle Reports First Quarter 2026 Results, Including Record Quarterly Operating Margins And Adjusted Net Income", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

OR Royalties, through OR Royalties International, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, OR Royalties International will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (7.8 million ounces have been delivered as at March 31, 2026), after which the stream percentage will be reduced to 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to OR Royalties International. OR Royalties International receives deliveries from Mantos Blancos production with a two-month lag.

Guidance - 2026

On February 17, 2026, Capstone reported production guidance of 48,000 to 56,000 tonnes of copper for the year 2026. Copper production at Mantos Blancos is forecast to decrease in 2026 when compared to a strong 2025 due to a one-year period of lower copper grades. Due to mine sequencing, sulphide copper grades are expected to approximate 0.70% in 2026, with higher copper grades expected to approximate 0.85% in 2027. Planned maintenance shutdowns are scheduled during the second quarter (4 days) and the third quarter of 2026 (3 days).

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Update on operations

On April 29, 2026, Capstone reported copper production of 12,301 tonnes, composed of 10,501 tonnes of copper in concentrate from sulphide operations and 1,800 tonnes of cathodes, which was 11% lower than in the first quarter of 2025. The decline was primarily driven by lower sulphide feed grades as a result of a one-year period of lower grades per the mine plan (0.73% in the first quarter of 2026 versus 0.89% in the first quarter of 2025). Higher copper grades of approximately 0.85% are expected to return in 2027. Sulphide mill throughput averaging 19,661 tpd was strong, despite a four-day planned maintenance shutdown.

Update on expansion

On April 29, 2026, Capstone reported that it was evaluating the next phases of growth for Mantos Blancos, including the potential to increase the concentrator plant throughput to at least 27,000 tpd and increase cathode production from the underutilized SX-EW plant. A Mantos Blancos Phase II study focusing on the sulphide concentrator plant expansion is expected in the third quarter of 2026. The sulphide concentrator plant expansion is expected to use existing unused or underutilized process equipment, plus additional equipment for concentrate filtration, thickening and filtering of tailings. During the second quarter of 2026, the company plans to submit a full environmental impact study permit application for this project, which is expected to be followed by the release of a pre-feasibility study outlining project details during the third quarter of 2026. During 2025, individual peak daily sulphide mill throughput totaled 28,506 tpd as the plant was pushed to identify bottlenecks.

Update on exploration

On April 29, 2026, Capstone announced that exploration drilling continued at Mantos Blancos in the first quarter of 2026. The consolidated 2026 program for the year includes 7,500 metres of drilling with 1,122 metres (approximately 15%) completed to date. The program is aiming to follow-up the Nora-Quinta, Phase 23, and Barbara areas, as well as the initial drill testing at the Capri area. During the first quarter of 2026, the final models from the passive seismic (ambient noise tomography) geophysical survey were received. This survey is intended to improve the understanding of local stratigraphy and may assist in identifying additional drill targets at depths and in proximity to the current deposit.

For additional information, please refer to Capstone's press release dated February 17, 2026 titled "Capstone Copper Announces 2026 Guidance" and Capstone's press release dated April 29, 2026 titled "Capstone Copper Reports First Quarter 2026 Results", both filed on www.sedarplus.ca.

CSA Streams (Harmony Gold Mining Company Limited)

In October 2025, Harmony Gold Mining Company Limited ("Harmony") acquired the CSA copper mine from MAC Copper Limited. OR Royalties, through OR Royalties International, holds a silver stream and a copper stream on the CSA copper mine, now operated by Harmony. OR Royalties International will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. OR Royalties International will also be entitled to purchase refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2028), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. OR Royalties International will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the closing date, Harmony will have the option to exercise certain buy-down rights on the copper stream by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million.

In July 2023, OR Royalties International received its first delivery of silver. The first delivery of copper under the CSA copper stream occurred in the first week of July 2024. As of March 31, 2026, a total of 1,974 tonnes of copper have been delivered to OR Royalties International under the stream agreement.

Guidance and operations

On February 3, 2026, Harmony indicated that guidance for the newly acquired CSA mine will be provided with the release of its interim results. Harmony also noted that integration activities at the high-grade CSA copper mine were progressing well, with initial activities focusing on integrating the mine into Harmony's systems, processes and culture.

On March 11, 2026, Harmony indicated that production at the CSA mine will be temporarily halted for approximately one month to allow for essential steel replacement on two levels of the shaft. This is a necessary intervention to ensure long-term safety, reliability, and production stability.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

The CSA copper mine is high grade in general, but a small number of very high-grade stopes (plus 8% copper) comprise an outsized proportion of annual production. The sequencing of these can have a significant impact on month-to-month production and along with typical summer storms and power interruptions, the March quarters are typically the weakest quarter in a year.

Harmony's planning parameters for financial year 2027 will be embedded into CSA mine to develop its financial year life-of-mine plan, in alignment with the planning approach used across its other operations. The CSA mine life-of-mine plan will be released alongside the financial year 2026 results expected in August 2026.

As of the date of this MD&A, Harmony has not released its results for the three months ended March 31, 2026.

Update on Mineral Reserve and Resource Estimates

On February 24, 2025, MAC Copper announced an updated 2024 Mineral Resources and Mineral Reserves statement, including an updated life-of-mine of 12 years based on Mineral Reserves only. As at December 31, 2024, Mineral Reserves were estimated at 545,000 tonnes of copper and 6.8 million ounces of silver (15.9 million tonnes grading 3.4% Cu and 13.3 g/t Ag), Measured and Indicated Mineral Resources were estimated at 286,000 tonnes of copper and 3 million ounces of silver (5.6 million tonnes grading 5.1% Cu and 16.7 g/t Ag), and Inferred Mineral Resources were estimated at 178,000 tonnes of copper and 3.9 million ounces of silver (5.4 million tonnes grading 3.3% Cu and 22 g/t Ag). The 2024 Mineral Reserves only extends 70 metres vertically below the current decline position requiring only minimal annual development.

For more information, refer to MAC Copper's press release dated February 24, 2025 titled "MAC Copper Limited Announces 2024 Resource and Reserve Statement and Production Guidance", MAC Copper's press release dated May 27, 2025 titled "MAC Copper Limited Enters Into Binding Scheme Implementation Deed With Harmony", and MAC Copper's press release dated July 29, 2025 titled "MAC Copper Limited Announces June 2025 Quarterly Report", all filed on www.sec.gov/edgar, Harmony's press release dated October 24, 2025 titled "Harmony completes MAC Copper acquisition, securing full ownership of CSA mine and unlocking immediate copper production" and Harmony's press release dated February 3, 2026 titled "Harmony's full year guidance on track; higher gold price boosts cash flows", available on Harmony's website (www.harmony.co.za)

Sasa Stream (Central Asia Metals plc)

OR Royalties, through OR Royalties International, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. OR Royalties International's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for $5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 ($6.665 per ounce in 2026).

Guidance - 2026

Sasa's guidance for 2026 is forecast at 800,000 to 820,000 tonnes of ore mined and processed, and metal-in-concentrate production is estimated to 18,000 to 20,000 tonnes of zinc and 26,000 to 28,000 tonnes of lead.

Update on operations

On April 16, 2026, Central Asia reported deliveries of 94,737 ounces of silver to OR Royalties International in the first quarter of 2026. Tonnes mined and milled during the first quarter of 2026 were broadly consistent with the corresponding period in 2025.

Work to improve near-term mine planning continued, as part of measures taken to address the increasing variability of the orebody with depth. These included increasing the intensity of sampling of working faces, additional infill drilling, introduction of a grade-control model for short-term planning and additional external training of key personnel involved in orebody modelling.

During the first quarter of 2026, a new collective bargaining agreement was signed with the trade unions representing Sasa's unionized employees. The negotiations also included restructuring the previous underground allowance with a bonus system for delivering production in excess of budget. Productivity remains a key focus and, among other changes stemming from last year's business review, Sasa has redesigned its drill-and-blast patterns, with a significant improvement in the advance achieved with each blast.

Operation of the Dry Stack Tailings (DST) plant was naturally limited in the first quarter of 2026, owing to the impact of winter weather on deposition of the tailings on the landform. However, volumes improved in March. The DST plant has now completed a full seasonal, 12-month cycle, during which tailings stored as dry tailings or underground as paste backfill represent approximately 71% of the total generated. This compares to Central Asia's 2026 target of 70% of Sasa's tailings to be stored using these more environmentally responsible methods.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Update on Reserve and Resource Estimates

On March 3, 2026, Central Asia reported an updated Mineral Resource and Ore Reserve statement for the Sasa mine. As mining has progressed deeper at Sasa, the geology has presented increasing challenges. In particular, the orebody has become narrower, and the transition to the new mining methods of cut-and-fill and long-hole stoping (from the bulk mining method of sub-level caving) has been designed to provide flexibility and to control dilution.

The changes in geology with depth and the business review have prompted a re-evaluation of Sasa's life-of-mine plan, which now envisages mining up to approximately 830,000 tonnes annually over the next eight years, followed by a reduction in the final year of 2034 (previously 2039). The reduction in reserve tonnage was due principally to revisions to the mine design; the application of higher net smelter return cut-off values in response to increased assumptions for operating costs; revised assumptions for metals prices and concentrate treatment charges; and normal mining depletion.

For more information on the Sasa mine, refer to Central Asia's press release dated March 3, 2026 titled "Sasa Mineral Resource and Ore Reserve Statement" and Central Asia's press release dated April 16, 2026 titled "Q1 2026 Operations Update", both available on their website at www.centralasiametals.com.

Éléonore Royalty (Dhilmar Ltd.)

OR Royalties owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine ("Éléonore") located in the Province of Québec and operated by Dhilmar Ltd. ("Dhilmar"). Dhilmar, a private company, acquired Éléonore from Newmont Corporation ("Newmont") in the first quarter of 2025 for a cash consideration of $795 million. OR Royalties currently receives a NSR royalty of 2.2% on production at the Éléonore mine, until 3.0 million ounces of gold have been produced by the mine, at which point the royalty rate will increase to 2.45%, which is expected to occur at the end of the second quarter or the beginning of the third quarter of 2026. As of March 31, 2026, the mine has produced a cumulative total of 2.9 million ounces of gold.

Update on Reserve and Resource Estimates

On February 20, 2025, Newmont reported Proven and Probable Mineral Reserves at Éléonore comprising 10.1 million tonnes grading 5.05 g/t Au for 1.6 million ounces of gold as at December 31, 2024.

Dhilmar is a private company, and therefore they have not publicly released updated Reserve and Resources estimates since they acquired the mine in 2025.

For additional information, please refer to Newmont's press release dated February 20, 2025 titled "Newmont Reports 2024 Mineral Reserves of 134.1 Million Gold Ounces and 13.5 Million Tonnes of Copper", filed on www.sedarplus.ca.

Island Gold District Royalty (Alamos Gold Inc.)

OR Royalties owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (nearly all current Island Gold Mineral Reserves and Resources are covered by the royalties), which is now included in the Island Gold District (regrouping the Island Gold and Magino properties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada. OR Royalties also owns a 3% NSR over a small fraction at the eastern limit of the Magino open pit mine.

On February 3, 2026, Alamos reported that at Island Gold, the total effective NSR royalty averages approximately 2.6% over the life of mine, based on ounces produced, with approximately 90% of this royalty paid in-kind (the latest representing the royalty held by the Company). This implies that the royalties owned by OR Royalties over the Island Gold underground mine have a weighted average of 2.34% NSR royalty coverage over the new life of mine.

Guidance - 2026-2028

On February 4, 2026, Alamos released its three-year guidance. Gold production at the Island Gold District is expected to range between 290,000 and 330,000 ounces in 2026, down 9% from the previous guidance of 330,000 to 355,000 ounces, reflecting decreased milling rates from the Magino mill and a slightly slower ramp-up of underground mining rates at Island Gold to 2,400 tpd. With the shaft expected to be operational towards the end of 2026, mining rates are now expected to ramp-up to planned rates of 2,400 tpd early in 2027, compared to the fourth quarter of 2026 previously.

Gold production for the Island Gold District in 2027 increased to 380,000 - 420,000 ounces, from 375,000 - 400,000 ounces under the previous guidance. A first gold production guidance was also released for 2028 of 470,000 - 510,000 ounces. The guidance data has not been provided separately for the Island Gold and the Magino mines.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Update on operations

On April 29, 2026, Alamos reported production at the Island Gold District of 61,200 ounces of gold in the first quarter of 2026, slightly higher than the fourth quarter of 2025 and prior year periods.

At Island Gold, underground mining rates increased to average a record 1,423 tpd in the first quarter, 16% higher than the prior year period and consistent with first quarter guidance. Mining rates are expected to steadily increase through the remainder of the year to 2,000 tpd by the end of 2026. A further increase in mining rates to 2,400 tpd is expected early in 2027 with the commissioning of the shaft infrastructure. Underground grades mined averaged 9.38 g/t Au during the first quarter, in line with guidance. Grades are expected to remain at similar levels in the second quarter and increase in the second half of the year to average close to the mid-point of guidance for the full year. Processing rates within the Island Gold mill averaged 1,257 tpd for the first quarter, with excess underground ore processed in the Magino mill. Mill recoveries averaged 97% for the first quarter, in line with expectations.

Update on Island Gold District Expansion

In 2022, Alamos announced the Phase 3+ Shaft Expansion at Island Gold from 1,200 tpd to 2,400 tpd. The expansion includes the construction of a shaft and paste plant, as well as accelerated development to support the higher mining rates. With the commissioning of the shaft expected to be completed in early 2027, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface, driving production higher and costs significantly lower. As at March 31, 2026, 100% of the Phase 3+ Shaft Expansion growth capital has been spent and committed.

On February 3, 2026, Alamos announced the Island Gold District ("IGD") Expansion Study outlining a larger, long-life, low-cost mine with an average annual gold production of 534,000 ounces over the initial 10 years (starting in 2028). The IGD Expansion growth capital of $542.0 million will be spent on the expansion of the Magino mill to 20,000 tpd, accelerated underground development, and mobile equipment to support higher underground and open pit mining rates of 3,000 tpd and 17,000 tpd, respectively.

As outlined in the IGD Expansion Study, the Island Gold mill will continue operating and will be dedicated to processing approximately 1,265 tpd of higher-grade underground ore until the expected completion of the Magino mill expansion in the first quarter of 2028. The remaining underground ore mined, beyond the Island Gold mill capacity of 1,265 tpd, will be blended at increasing rates with open pit ore and processed within the Magino mill. As at March 31, 2026, 11% of growth capital related to the IGD Expansion has been spent and committed, with the majority of spending focused on the Magino mill expansion.

Update on Reserve and Resource Estimates

On February 3, 2026, Alamos reported Proven and Probable Mineral Reserve of 5.1 million ounces of gold at Island Gold underground (15.1 million tonnes grading 10.61 g/t Au), representing a 25% increase from the 4.1 million ounces contained in the June 2025 update (11.8 million tonnes grading 10.85 g/t Au). The increase was driven by a successful delineation drilling program with the focus on converting a large portion of Mineral Resource base into Mineral Reserves. Measured and Indicated Mineral Resources decreased by 44% compared to the June 2025 update at Island Gold, to 0.6 million ounces of gold (2.1 million tonnes grading 8.77 g/t Au), as a result of the conversion to Mineral Reserves. Inferred Mineral Resources also decreased by 45% to 1.4 million ounces (16.9 million tonnes grading 2.57 g/t Au), also as a result of the conversion program.

Update on exploration

A total of $43.0 million has been budgeted for exploration at the Island Gold District in 2026, up from $24.0 million spent in 2025. On April 29, 2026, Alamos reported that the exploration program will continue to build on the success from 2025 with high-grade gold mineralization extended across the Island Gold deposit, as well as within multiple structures within the hanging wall and footwall.

A total of 50,000 metres of underground exploration drilling is planned in 2026 with a focus on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure. This includes drilling across the strike extent of main Island Gold deposit (E1E and C-Zones), as well as within a growing number of newly defined hanging-wall and footwall zones.

These potential high-grade Mineral Reserve and Resource additions would be low cost to develop, given their proximity to existing infrastructure, and provide increased operational flexibility as mining rates increase. To support the underground exploration program, 1,090 metres of underground exploration drift development is planned to extend drill platforms on the multiple levels. Additionally, 48,000 metres of surface exploration drilling has been budgeted targeting the area between the Island Gold and Magino deposits, as well as the down-plunge extension of the Island Gold deposit, below a depth of 1,500 metres.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

During the first quarter of 2026, 8,664 metres of underground exploration drilling was completed in 34 holes, and 3,819 metres of underground delineation drilling across 18 holes. Additionally, 3,359 metres of surface exploration drilling was completed in six holes. As part of the regional exploration program, 4,710 metres of drilling was also completed in 10 holes.

For more information, refer to Alamos' press release dated February 3, 2026 titled "Alamos Gold Announces Island Gold District Expansion to 20,000 TPD, Creating One of Canada's Largest and Lowest Cost Gold Mines with Attractive Economics, including 69% After-Tax IRR and $12.2 Billion NPV at $4,500/oz Gold", Alamos' press release dated February 4, 2026 titled "Alamos Gold Provides Three-Year Operating Guidance Outlining 46% Production Growth by 2028 at Significantly Lower Costs" and Alamos' press release dated April 29, 2026 title "Alamos Gold Reports First Quarter 2026 Results ", all filed on www.sedarplus.ca.

Ermitaño Royalty (First Majestic Silver Corp.)

OR Royalties holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico.

Guidance - 2026

On January 15, 2026, First Majestic reported its annual guidance for Santa Elena of 1.3 million to 1.5 million ounces of silver and 64,000 to 71,000 ounces of gold. This production should be mostly from ore covered by the royalty held by OR Royalties on Ermitaño.

One of First Majestic's key initiatives for 2026 is the expansion of the Santa Elena processing plant, increasing capacity from 3,200 tpd to 3,500 tpd.

Update on operations

On April 9, 2026, First Majestic announced production of 355,827 ounces of silver (up 5% year-over-year) and 21,117 ounces of gold (down 1% year-over-year) in the first quarter of 2026 at Santa Elena.

The mill processed another quarterly record of 284,236 tonnes of ore in the first quarter, 5% higher than the same period last year, with average silver and gold head grades of 61 g/t and 2.43 g/t, respectively. Average silver ore grades increased 5%, while gold ore grades declined 6% compared to the same quarter last year, in line with the mine plan.

Silver and gold recoveries during the quarter averaged 64% and 95%, respectively, compared to 68% and 95% in the same period last year. Lower silver recoveries were realized as a result of higher throughput rates in line with recent quarters.

Update on exploration

On July 30, 2024, First Majestic announced the discovery of a significant new, vein-hosted gold and silver mineralized system at its Santa Elena property. This new high-grade discovery, the Navidad vein system ("Navidad"), was made at depth adjacent to the company's producing Ermitaño mine and is within OR Royalties' royalty boundaries. This is the most promising discovery at the Santa Elena property since Ermitaño was discovered in 2016.

At Santa Elena, approximately 78,000 metres of drilling is planned in 2026. Drilling at Santa Elena will focus on converting Inferred to Indicated Resources at the Santo Niño Discovery (not covered by the royalty held by OR Royalties), continuing to drill test extensions of Navidad (covered by the royalty held by OR Royalties) and testing several greenfield targets within a 10-kilometre radius around the processing plant where a new geologic understanding of district geology has highlighted the presence of large areas with exploration upside.

During the first quarter of 2026, seven drill rigs, consisting of five surface rigs and two underground rigs, completed 20,429 metres of drilling on the property. Drilling activities included infill drilling aimed at converting Inferred Mineral Resources to Indicated Mineral Resources, as well as drilling at select greenfield exploration targets.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Update on Mineral Reserve and Resource Estimates

On March 31, 2026, First Majestic released updated 2025 Mineral Reserve and Mineral Resource estimates for the Ermitaño underground mine. Ermitaño's Proven Mineral Reserves are estimated at 1.3 million ounces of silver and 0.05 million ounces of gold (0.68 million tonnes grading 59 g/t Ag and 2.29 g/t Au) and Probable Mineral Reserve are estimated at 3.15 million ounces of silver and 0.13 million ounces of gold (3.39 million tonnes grading 29 g/t Ag and 1.16 g/t Au).

For more information, refer to First Majestic's press release dated July 30, 2024 titled "First Majestic Announces New High-Grade Gold and Silver Discovery at Santa Elena", First Majestic's press release dated March 31, 2026 titled "First Majestic Announces 2025 Mineral Reserve and Mineral Resource Estimates" and First Majestic's press release dated April 9, 2026 titled "First Majestic Reports Q1 2026 Production Results", all filed on www.sedarplus.ca.

Gibraltar Stream (Taseko Mines Limited)

OR Royalties owns a silver stream referenced to 100% of Gibraltar copper mine's production, operated by Taseko Mines Limited ("Taseko") and located in British Columbia, Canada, until a total of 6.8 million ounces of silver has been delivered, after which the refined silver to be delivered will be reduced to 35% of the payable silver produced. There is no cash transfer price payable by OR Royalties at the time of delivery for the silver ounces delivered. As of March 31, 2026, a total of 1.7 million ounces of silver have been delivered under the stream agreement.

Guidance - 2026

On February 18, 2026, Taseko indicated that mining activity over the last 18 months had been focused in the Connector Pit, which was the primary source of mill feed in 2025, and will continue to be the primary source of ore for the next three years (2026 through 2028). In recent months, head grades in the Connector Pit have been 5% to 10% lower than originally expected due to the impact of small higher-grade zones that have not been realized through mining to date. In addition, oxide copper and metallurgically challenging supergene ore has been more abundant in the Connector Pit than previously estimated, and recoveries in 2026 are expected to average between 75% to 80% (similar to the second half of 2025). The additional oxide ore mined from Connector Pit has been stacked on leach pads and will be processed in the coming years. Taking all of these factors into account, total copper production at Gibraltar for 2026 is expected to be in the range of 110 to 115 million pounds and is expected to continue at similar levels (± 5%) until completion of mining in the Connector pit in mid-2029.

Update on operations

On April 14, 2026, Taseko reported production for the first quarter of 2026 of 30.0 million pounds of copper and 717,000 pounds of molybdenum, a 50% and 113% increase over the same period in 2025. Copper grades in the quarter were in line with the life of mine average grade and recoveries improved to 83%. Copper sales in the first quarter were 27 million pounds, slightly lower than production due to shipment timing.

For more information, refer to Taseko's press release dated February 18, 2026 titled "Taseko Announces Strong Fourth Quarter Financial Results and Commencement of Copper Production at Florence Copper" and Taseko's press release dated April 14, 2026 titled "Taseko Updates Florence Copper and Gibraltar First Quarter Production", both filed on www.sedarplus.ca.

Namdini Royalty (Cardinal Namdini Mining Limited)

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini gold mine in Ghana, with an effective date of October 1, 2025. Following this transaction, OR Royalties now owns a 2% NSR royalty on the Namdini gold mine, which is operated by Shandong Gold Co Ltd., a private company, through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Gold production at Namdini commenced in the first half of 2025, with the mine in the final phases of a ramp-up towards peak production of approximately 360,000 ounces of gold per year over the first three years (when operating at the expected design capacity of 9.5 million tonnes per annum), as well as an expected average of 287,000 ounces of gold per year over an initial 15-year life of mine.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Lamaque Complex Royalty (Eldorado Gold Corporation)

OR Royalties owns a 1% NSR royalty on the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits of the Lamaque Complex. The Lamaque Complex, which includes the Triangle mine (upper and lower zones), the Ormaque mine, the Parallel deposit, the Plug #4 deposit, and the Sigma Mill, is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada. OR Royalties also holds a 2.5% NSR royalty on the Bourlamaque property.

Guidance - 2026

On February 19, 2026, Eldorado indicated production guidance for 2026 at the Lamaque Complex is expected to be between 185,000 and 200,000 ounces of gold, reflecting a wider range to account for the potential early start of Ormaque, contingent on receiving the operating permit. In 2026, the focus will remain on the development of Ormaque and further resource conversion drilling at both Triangle and Ormaque. Production for the year 2027 and 2028 is expected to be between 190,000 to 210,000 ounces of gold annually.

Growth capital for 2026 is expected to range between $180.0 and $190.0 million, and primarily covers development, infrastructure and the fleet for Ormaque; construction of the paste plant; capital development for the Triangle ramp; construction of the North Basin, and the purchase of additional battery electric vehicles (for the Triangle mine).

Update on operations

On April 30, 2026, Lamaque announced production at the Lamaque Complex of 42,306 ounces of gold in the first quarter of 2026, a 5% increase from 40,438 ounces in the first quarter of 2025. The increase was primarily driven by higher grade ore, which includes the positive impact of Ormaque ore following receipt of the operating authorization in March, partially offset by lower throughput. Average grade increased to 6.20 g/t Au in the first quarter of 2026 from 5.38 g/t in the first quarter of 2025.

Update on Mineral Reserve and Resource Estimates

On November 26, 2025, Eldorado released its updated Mineral Reserves and Mineral Resources as of September 30, 2025. Proven and Probable Mineral Reserves included 1.285 million tonnes of 5.78 g/t Au and 5.588 million tonnes of 7.53 g/t Au, respectively, for a total of 1.591 million ounces of gold. Measured and Indicated Resources included 2.185 million tonnes of 6.73 g/t Au and 8.605 million tonnes of 7.97 g/t Au, respectively, for a total of 2.677 million ounces of gold. Inferred Resources included 8.087 million tonnes of 7.69 g/t Au for 2.0 million ounces. The updated technical report outlines a Reserve Case with an 8-year mine life.

Mineral Reserves increased 25% at Lamaque, driven by conversion at Ormaque and Triangle, in addition to declaring initial Mineral Reserves at Plug #4. The increase in total Measured and Indicated Mineral Resources was primarily driven by conversion from Inferred Mineral Resources.

Update on exploration

On January 26, 2026, Eldorado announced the discovery of four new high-grade zones at the Lamaque Complex and the commencement of studies aimed at unlocking a potential expansion. Recent results confirmed high-grade mineralization across multiple deposits on the property, with Ormaque adding flexibility near existing infrastructure. These results, along with emerging targets on the wider Bourlamaque property highlight a compelling opportunity for low-risk, capital efficient organic growth and mine life extension. As a result of recent exploration success and the potential for additional resources in close proximity to the Sigma mill, Eldorado has commenced studies to expand throughput from its current capacity of approximately 2,500 tpd towards its fully permitted capacity of 5,000 tpd.

For more information, refer to Eldorado's press release dated November 26, 2025 titled "Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource Statement; Offsetting Depletion and Increasing Mineral Reserves at Key Operations", Eldorado's press release dated January 20, 2026 titled "Eldorado Gold Achieves Higher-End of 2025 Production Guidance; Appoints Dr. Sally Eyre to the Board of Directors; Details 2026 Reporting Schedule and Provides Q4 2025 Conference Call Details", Eldorado's press release dated January 26, 2026 titled "Eldorado Announces Strong Exploration Results of Multiple New High-Grade Zones in Canada and Greece and Increases 2026 Exploration Investment, Reinforcing Confidence in Discovery Strategy", Eldorado's press release dated February 19, 2026 titled "Eldorado Gold Provides 2026 Guidance; Three-Year Outlook Targets 40% Gold Production Growth; Skouries Construction Update" and Eldorado's press release dated April 30, 2025 titled "Eldorado Gold Reports Solid First Quarter 2026 Financial and Operational Results; Skouries Steadily Advancing Towards First Concentrate Production", all filed on www.sedarplus.ca.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Eagle Gold Royalty - Update

OR Royalties owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine ("Eagle Gold"), on all metals until 97,500 ounces of gold have been delivered to OR Royalties and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement.

Heap leach facility failure

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, OR Royalties provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager (the "Receiver"), at the direction of the Yukon Government and under the supervision of the court, of all assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine. A copy of the appointment order (the "Appointment Order") is available on the receivership website provided below.

An independent review board ("IRB") was created to identify the causes of the failure by performing an independent review of the design, construction, operation, maintenance and monitoring of the heap leach facility. The IRB released its report on July 2, 2025, which concluded that the cause of failure was the accumulation of a series of adverse conditions and events, starting with a local failure in the oversteepened area of the south slope. The report also includes recommendations for improved practices by industry and the regulators to help reduce the likelihood of a reoccurrence of similar events. For more information, please refer to the receivership website for the full report: https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold/independent-review-board-report.html.

Sale process

As part of the receivership, BMO Nesbitt Burns Inc. was appointed as the Receiver's financial advisor to assist in the development and implementation of a sale process for the Eagle Gold mine.  The sale process for the Eagle Gold mine began in June 2025. After completing the first phase in September 2025, the Receiver selected a shortlist of qualified buyers to move into a more intensive second phase, which included additional due diligence and a site visit to the mine in Yukon. Those qualified buyers were then asked to submit updated proposals in early December 2025. After reviewing those proposals, the Receiver, on the advice of its financial advisor, invited certain qualified buyers to meet with the Government of Yukon (in its role as regulator) and non-technical representatives of the First Nation of Na-Cho Nyäk Dun. The purpose of these meetings, held in person in early February 2026, was for each buyer to present their preliminary plans for acquiring the mine and restarting operations. Following those presentations and further discussions, on April 23, 2026, the Receiver, with input from its financial advisor and the consent of the Yukon Government, entered into an exclusivity agreement with Boroo Pte Ltd, a Singapore-based private mining company that operates, develops, and acquires mining assets around the world, and is recognized as a specialist in operational turnarounds and responsible mine development. Under this agreement, Boroo is now the sole party negotiating a potential purchase of the Eagle Gold Mine and related assets. The exclusivity period runs for an initial 90 days. During this time, Boroo will complete further due diligence at the mine site, negotiate the terms of a potential definitive purchase agreement with the Receiver, and begin early discussions with the Yukon Government and the First Nation of Na-Cho Nyäk Dun about the key agreements that would need to be in place for the transaction to proceed and for mining operations to restart.

It is important to note that no agreements have yet been reached with the Yukon Government or the First Nation of Na-Cho Nyäk Dun. The exclusivity period is intended to be used to advance those conversations. Boroo can request a single extension of up to an additional 90 days (for a maximum of 180 days total), provided it gives written notice at least 30 days before the initial period expires and meets the conditions set out in the agreement.

The due diligence work during this period will be essential to shaping the key supporting agreements, including a comprehensive plan for restarting mine operations. If, before the exclusivity period ends, the parties reach agreement on the terms of a formal purchase agreement and the main elements of those supporting agreements, the Receiver will ask the Court to approve signing the purchase agreement. If the Court approves, there will then be a closing period during which the parties work to satisfy all remaining conditions, including finalizing the supporting agreements and obtaining a Court order formally transferring the assets.

More information is available on the receiver's website at https://www.pwc.com/ca/en/services/insolvency-assignments/victoriagold/sale-process.html.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

For additional information, please refer to Victoria's press release dated June 24, 2024 titled "Victoria Gold: Eagle Gold Mine Heap Leach Pad Incident", Victoria's press release dated July 4, 2024 titled "Victoria Gold Provides Update on Eagle Gold Mine Incident", Victoria's press release dated July 12, 2024, titled "Victoria Gold: Update on Eagle Gold Mine" and Victoria's press release dated July 30, 2024, titled "Victoria Gold: Update on HLF Incident Management", all filed on www.sedarplus.ca, and refer to the receivership website: www.pwc.com/ca/victoriagold.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded companies involved in the mining industry. In certain instances, OR Royalties may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

OR Royalties may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first quarter of 2026, OR Royalties acquired equity investments for $10.0 million. In addition, as part of the amendments to the San Antonio stream, OR Royalties International received common shares of Axo Copper having a value of approximately $4.2 million, and subsequently received additional common shares as a result of an anti-dilution clause having a value of approximately $0.8 million.

Fair value of marketable securities

As at March 31, 2026, the Company had investments in marketable securities (excluding notes and warrants) having a carrying value5 and a fair value6 of $186.1 million.

Osisko Development Corp.

The Company's principal equity investment is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada and the Tintic property ("Tintic") in Utah, United States. OR Royalties owns a 5% NSR royalty on Cariboo and OR Royalties International owns a 2.5% metals stream on Tintic.

As at March 31, 2026, the Company held 33,333,366 common shares (having a fair value of $107.8 million) representing a 10.9% interest in Osisko Development (13.1% as at December 31, 2025). The decrease in the percentage of ownership is due mostly to a bought-deal financing that was completed by Osisko Development in the first quarter of 2026, in which the Company did not participate, as well as the exercise of warrants.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

5 The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28 Investment in Associates and Joint Ventures and IFRS 9 Financial Instruments. The Company does not currently have any investments in associates.

6 The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2026.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Sustainability Activities

As a capital provider to the mining industry, OR Royalties invests in assets that align with its Environmental, Social and Governance ("ESG") objectives. While the Company does not operate the mining assets, it aims to partner with operators who demonstrate a commitment to responsible mining practices.

In the second quarter of 2026, OR Royalties released the sixth edition of its sustainability report, Growing Responsibly, highlighting the Company's ESG initiatives and key performance metrics for the calendar year 2025.

The following list outlines select sustainability highlights for OR Royalties in 2025:

  Implementation of a formal Climate Change Policy to integrate climate risks and opportunities into investment decision-making;
  Screening of new royalty and streaming agreements for ESG related risk factors;
  Purchase of Gold Standard verified carbon credits to offset Scope 2 and Scope 3 emissions related to the Company's workforce and footprint;
  Contribution of over $0.6 million towards community investments, bringing total community contributions to over $1.5 million since 2021;
  Recognition as a Great Place to Work® Canada for the second consecutive year; and
  Maintaining leading positions with ESG rating agencies, including Prime Status by ISS ESG and 'AA' rating by MSCI.

The full 2025 Growing Responsibly report, informed by the Global Reporting Initiative, Sustainability Accounting Standards Board standards and recommendations of the Task Force on Climate-related Financial Disclosures, is available on the Company's website at: www.ORroyalties.com.

Dividends and Normal Course Issuer Bid

The following table provides details on the dividends declared by the Company for the first quarter of 2026 and the year ended December 31, 2025:

Declaration date	Dividend per share	Record date	Payment date	Dividends declared
	$			$

February 18, 2026	0.055	March 31, 2026	April 15, 2026	10,484,000

February 19, 2025 (i)	0.046	March 31, 2025	April 15, 2025	8,475,000
May 7, 2025	0.055	June 30, 2025	July 15, 2025	10,201,000
August 5, 2025	0.055	September 30, 2025	October 15, 2025	10,492,000
November 5, 2025	0.055	December 31, 2025	January 15, 2026	10,116,000
	0.211			39,284,000

(i) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at March 31, 2026, the holders of 12.6 million common shares had elected to participate in the DRIP, representing dividends payable of $0.7 million. Therefore, 17,968 common shares were issued on April 15, 2026 at a discount rate of 3%.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Normal Course Issuer Bid

In December 2025, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,399,294 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2025 NCIB program are authorized from December 12, 2025 until December 11, 2026. Daily purchases will be limited to 107,496 common shares, other than block purchase exemptions.

During the three months ended March 31, 2026, the Company purchased for cancellation a total of 322,470 common shares for $12.9 million (C$17.7 million; average acquisition price per share of C$54.84).

Gold Market and Currency

Gold Market

The gold market has continued to post solid gains in the first quarter of 2026, despite increased volatility, and gold prices have risen $240 per ounce during the period. The gold price averaged $4,873 in the first quarter of 2026 compared to $4,135 in the fourth quarter of 2025, an increase of 18%. The gold price closed the first quarter of 2026 at $4,608 per ounce, compared to $4,368 per ounce at the end of the previous quarter.

The historical price is as follows:

(per ounce of gold)	High	Low	Average	Close

2026	$5,405	$4,353	$4,873	$4,608
2025	4,449	2,633	3,432	4,368
2024	2,778	1,985	2,386	2,609
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812

Currency

The exchange rates for the Canadian/U.S. dollar are outlined below:

	High	Low	Average	Close

2026	0.7399	0.7174	0.7290	0.7174
2025	0.7376	0.6848	0.7157	0.7296
2024	0.7510	0.6937	0.7302	0.6950
2023	0.7617	0.7207	0.7410	0.7561
2022	0.8031	0.7217	0.7692	0.7383

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2026	2025
	$	$

Revenues	102,832	54,916
Cost of sales	(3,341)	(1,619)
Depletion	(10,651)	(7,744)
Gross profit	88,840	45,553

Operating income	87,826	38,515

Net earnings	73,582	25,640
Net earnings per share - basic and diluted	0.39	0.14

Total assets	1,604,684	1,388,729

Total long-term debt	-	74,346

Operating cash flows	71,863	46,079

Dividend per common share (2)	US$0.055	C$0.065

Weighted average shares outstanding (in thousands)
Basic	187,607	186,979
Diluted	188,681	188,425

Average realized price of gold (per ounce sold)	4,853	2,863

(1) Unless otherwise noted, financial information is in United States dollars and prepared in accordance with IFRS Accounting Standards.

(2) Prior to May 2025, the dividends were declared in Canadian dollars. From May 2025, the quarterly dividend is declared in United States dollars. On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 to shareholders of record as of the close of business on March 31, 2025. Based on the foreign currency rate (C$/US$) on the declaration date, the corresponding dividend per share in U.S. dollars was $0.046.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Overview of Financial Results

Financial Summary - First quarter of 2026

  Revenues from royalties and streams of $102.8 million ($54.9 million in Q1 2025);
  Gross profit of $88.8 million ($45.6 million in Q1 2025);
  Operating income of $87.8 million ($38.5 million in Q1 2025);
  Net earnings of $73.6 million or $0.39 per basic share ($25.6 million or $0.14 per basic share in Q1 2025);
  Adjusted earnings7 of $75.0 million or $0.40 per basic share ($29.5 million or $0.16 per basic share in Q1 2025); and
  Cash flows provided by operating activities of $71.9 million ($46.1 million in Q1 2025).

Revenues from royalties and streams increased to $102.8 million in the first quarter of 2026, compared to $54.9 million in the first quarter of 2025, mainly as a result of higher metal prices and increased deliveries under the royalty and stream agreements.

Gross profit amounted to $88.8 million in the first quarter of 2026, compared to $45.6 million in the first quarter of 2025. Cost of sales increased, mainly due to higher metal prices and increased deliveries, and depletion increased mostly as a result of increased deliveries.

General and administrative ("G&A") expenses amounted to $6.0 million in the first quarter of 2026, compared to $5.0 million in the first quarter of 2025. The increased G&A expenses in the first quarter of 2026 were mainly the result of a higher compensation expense, increased donations and increased activities, which resulted in additional professional fees. Business development expenses amounted to $2.6 million in the first quarter of 2026, compared to $2.1 million in the first quarter of 2025. The increased business development expenses in the first quarter of 2026 were primarily the result of a higher compensation expense. The increase in compensation expense in the first quarter of 2026 is primarily attributable to higher payroll taxes owed by the Company on taxable gains realized by holders of exercised share options, as well as the settlement of the 2023 restricted share units (the 2022 restricted share units were settled in the second quarter of 2025).

In the first quarter of 2026, operating income reached $87.8 million, compared to $38.5 million in the first quarter of 2025. The increase was mainly the result of a higher gross profit, a gain on the buy-down of the Cascabel stream and a gain on the sale of gold bullion, partially offset by higher G&A and business development expenses.

Net earnings in the first quarter of 2026 were $73.6 million, compared to $25.6 million in the first quarter of 2025. The increase in the first quarter of 2026 was mainly the result of a higher operating income, partially offset by a higher income tax expense. To a lesser degree, net earnings were also impacted by higher interest income and foreign exchange gain, partially offset by the absence of a share of loss of associate in the first quarter of 2026 and a higher net loss on investments.

Adjusted earnings reached $75.0 million in the first quarter of 2026 compared to $29.5 million in the first quarter of 2025, mainly as a result of a higher gross profit and a gain on the buy-down of a stream interest, partially offset by a higher income tax expense. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first quarter of 2026 increased to $71.9 million from $46.1 million in the first quarter of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes (including an amount of $13.7 million related to the payment of the income taxes for the fiscal year 2025).

7 "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three months ended March 31, 2026 and 2025 (in thousands of dollars):

		Three months ended March 31,
		2026	2025
		$	$

Revenues	(a)	102,832	54,916

Cost of sales	(b)	(3,341)	(1,619)
Depletion	(c)	(10,651)	(7,744)
Gross profit	(d)	88,840	45,553

Other operating expenses
General and administrative	(e)	(6,040)	(4,959)
Business development	(f)	(2,554)	(2,079)
Gain on the buy-down of a stream interest	(g)	7,161	-
Gain on sale of gold bullion		419	-

Operating income		87,826	38,515

Other expenses, net	(h)	(162)	(5,010)

Earnings before income taxes		87,664	33,505

Income tax expense	(i)	(14,082)	(7,865)

Net earnings		73,582	25,640

(a) Revenues are comprised of the following:

	Three months ended March 31,
	2026			2025
	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)	Average selling price per ounce / tonne ($)	Ounces / tonnes sold	Total revenues ($000's)

Gold sold	4,853	9,727	47,210	2,863	10,784	30,874
Silver sold	78.26	511,818	40,057	32.71	484,011	15,833
Copper sold	-	-	-	9,783	224	2,192
Other (paid in cash)	-	-	15,565	-	-	6,017
			102,832			54,916

The decrease in gold ounces sold in the first quarter of 2026 is due to the timing of certain deliveries (which were sold in April) as well as lower in-kind deliveries from certain assets. The copper tonnes earned from the CSA stream in the first quarter of 2026 were sold in April due to a question of timing in the delivery of the metal.

(b) Cost of sales mainly represents the acquisition price of the metals under the stream agreements, as well as deductions (when applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. In the first quarter of 2026, cost of sales amounted to $3.3 million, compared to $1.6 million in the first quarter of 2025. The increase in 2026 is mainly due to higher metal prices and increased deliveries under the royalty and stream agreements.

(c) The royalties, streams and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense increased to $10.7 million in the first quarter of 2026, compared to $7.7 million in the first quarter of 2025, mainly due to increased deliveries.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

(d) The breakdown of cash margin8 and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended March 31,
	2026	2025
	$	$

Royalty interests
Revenues	62,397	36,790
Less: cost of sales (excluding depletion)	(326)	(145)
Cash margin (in dollars)	62,071	36,645

Depletion	(6,220)	(2,710)
Gross profit	55,851	33,935

Stream interests
Revenues	40,435	18,126
Less: cost of sales (excluding depletion)	(3,015)	(1,474)
Cash margin (in dollars)	37,420	16,652

Depletion	(4,431)	(5,034)
Gross profit	32,989	11,618

Royalty and stream interests Total cash margin (in dollars)	99,491	53,297
Divided by: total revenues	102,832	54,916
Cash margin (in percentage of revenues)	96.8%	97.1%

Total - Gross profit	88,840	45,553

(e) G&A expenses increased to $6.0 million in the first quarter of 2026 from $5.0 million in the first quarter of 2025, mainly as the result of a higher compensation expense, increased donations and increased activities, which resulted in additional professional fees. The increase in compensation expense in the first quarter of 2026 is primarily attributable to higher payroll taxes owed by the Company on taxable gains realized by holders of exercised share options, as well as the settlement of the 2023 restricted share units (the 2022 restricted share units were settled in the second quarter of 2025).

(f) Business development expenses increased in the first quarter of 2026 to $2.6 million from $2.1 million in first quarter of 2025. The increased expenses in 2025 were mainly the result of a higher compensation expense, which was primarily attributable to higher payroll taxes owed by the Company on taxable gains realized by holders of exercised share options, as well as the settlement of the 2023 restricted share units (the 2022 restricted share units were settled in the second quarter of 2025).

(g) In the first quarter of 2026, the Company realized a gain on the buy-down of the Cascabel stream by the operator. Refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A for more information.

(h) Other expenses, net of $0.2 million in the first quarter of 2026 include interest income of $1.9 million and a foreign exchange gain of $0.6 million, partially offset by finance costs of $0.8 million and a net loss on investments of $1.9 million.

Other expenses, net of $5.0 million in the first quarter of 2025 include a share of loss of associates of $3.8 million, finance costs of $1.7 million and a net loss on investments of $0.3 million, partially offset by interest income of $0.6 million and a foreign exchange gain of $0.2 million.

(i) The effective income tax rate in the first quarter of 2026 was 16.1%, compared to 23.5% in the first quarter of 2025. The statutory tax rate was 26.5% in 2026 and 2025. The elements that impacted the effective income tax rates are revenues not taxable and permanent differences on share-based compensation.

Current income taxes of $11.0 million were recognized in the first quarter of 2026, of which $1.7 million were paid to foreign jurisdictions. An amount of $9.3 million is related to income taxes payable in Canada for the fiscal year 2026. Since the first quarter of 2026, the Company is required to make monthly tax instalments to the federal and provincial governments in Canada.

8 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A for further information and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Liquidity and Capital Resources

As at March 31, 2026, the Company's cash position amounted to $94.9 million compared to $142.1 million as at December 31, 2025.

Significant variations in the liquidity and capital resources for the three months ended March 31, 2026 are summarized below (in thousands of dollars) and explained under the Cash Flows section of this MD&A.

Revolving credit facility

A total amount of $650.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The maturity date of the Facility is May 30, 2029 and the uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at March 31, 2026, all such ratios and requirements were met.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Cash Flows

The following table summarizes the cash flows for the three months ended March 31, 2026 and 2025 (in thousands of dollars):

	Three months ended March 31,
	2026	2025
	$	$
Cash flows
Operations	82,329	47,053
Working capital items	(10,466)	(974)
Operating activities	71,863	46,079
Investing activities	(90,697)	(16,666)
Financing activities	(28,736)	(25,449)
Effects of exchange rate changes on cash	380	10
(Decrease) increase in cash	(47,190)	3,974
Cash - January 1	142,131	59,096
Cash - March 31	94,941	63,070

Operating Activities

In the first quarter of 2026, cash flows provided by operating activities amounted to $71.9 million compared to $46.1 million in the first quarter of 2025. The increase was mainly the result of higher revenues, partially offset by increased payments of income taxes (including an amount of $13.7 million related to the payment of the income taxes for the fiscal year 2025).

Investing Activities

During the first quarter of 2026, cash flows used by investing activities amounted to $90.7 million compared to $16.7 million in the first quarter of 2025.

In the first quarter of 2026, the Company acquired equity investments for $10.0 million and invested $98.5 million for the acquisition of an additional royalty on the Namdini mine. During the same period, the Company generated net proceeds of $17.9 million from the sale of gold bullion received as payment for the exercise of the buy-down right on the Cascabel stream held by the new owner of the project.

In the first quarter of 2025, the Company acquired equity investments for $10.6 million and advanced $0.8 million to an associate. The Company also invested $5.3 million in royalty and stream interests.

Financing Activities

During the first quarter of 2026, cash flows used by financing activities amounted to $28.7 million compared to $25.4 million in the first quarter of 2025.

In the first quarter of 2026, the Company acquired common shares under NCIB program for $12.9 million, paid $9.5 million in dividends and $9.8 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $3.7 million.

In the first quarter of 2025, the Company repaid a net amount of $19.6 million on its revolving credit facility, paid $7.6 million in dividends and $0.7 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $2.6 million.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs	22,740	21,735	20,326	19,700	19,014	20,005	18,408	20,068
Cash	94,941	142,131	57,042	49,626	63,070	59,096	43,366	48,018
Total assets	1,604,684	1,566,479	1,516,753	1,442,191	1,388,729	1,377,634	1,385,713	1,382,089
Total long-term debt	-	-	-	35,655	74,346	93,900	59,816	79,610
Equity	1,473,166	1,432,041	1,396,189	1,290,360	1,213,894	1,188,953	1,215,186	1,215,186
Revenues	102,832	90,465	71,625	60,364	54,916	56,742	41,977	47,391
Net cash flows from operating activities	71,863	83,538	64,604	51,375	46,079	49,765	34,564	38,234
Impairment of assets, net of income taxes	-	-	4,834	-	-	-	-	36,425
Net earnings (loss)	73,582	65,245	82,845	32,358	25,640	7,105	13,409	(15,416)
Net earnings (loss) per share
- Basic	0.39	0.35	0.44	0.17	0.14	0.04	0.07	(0.08)
- Diluted	0.39	0.34	0.44	0.17	0.14	0.04	0.07	(0.08)
Weighted average shares outstanding (000's)
- Basic	187,607	188,050	188,312	187,746	186,979	186,747	186,408	186,217
- Diluted	188,681	189,310	189,519	189,081	188,425	188,180	187,732	186,217
Share price - TSX - closing (C$)	52.97	48.62	55.78	35.00	30.37	26.03	25.05	21.32
Share price - NYSE - closing	38.02	35.39	40.08	25.71	21.12	18.10	18.51	15.58
Price of gold (average)	4,873	4,135	3,457	3,280	2,860	2,663	2,474	2,338
Closing exchange rate (2) (C$/US$)	0.7174	0.7296	0.7183	0.7330	0.6956	0.6950	0.7408	0.7306

(1) Unless otherwise noted, financial information is in U.S. dollars and prepared in accordance with IFRS Accounting Standards.

(2) Bank of Canada Daily Rate.

In the first quarter of 2026, the Company paid $98.5 million to acquire an additional NSR royalty on the Namdini mine.

In the first, second and third quarters of 2025, the Company repaid net amounts of $19.6 million, $40.0 million and $35.4 million on its revolving credit facility, respectively.

During the fourth quarter of 2024, the Company drew $35.0 million on its revolving credit facility to finance the acquisition of royalty and stream interests. During the second quarter of 2024, the Company repaid $32.3 million on its revolving credit facility and recorded an impairment loss of $49.6 million ($36.4 million, net of income taxes) on its Eagle Gold mine royalty interest.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2026 and 2025, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2026

Royalties	56,002	1,989	270	4,136	-	62,397
Streams	5,127	23,898	4,320	-	7,090	40,435

	61,129	25,887	4,590	4,136	7,090	102,832

2025

Royalties	35,343	1,182	265	-	-	36,790
Streams	2,135	7,539	4,869	-	3,583	18,126

	37,478	8,721	5,134	-	3,583	54,916

(i) For the three months ended March 31, 2026, revenues generated from Canada amounted to $53.7 million ($34.2 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, two royalty and stream interests generated revenues of $59.8 million (two royalty and stream interests generated revenues of $28.3 million for the three months ended March 31, 2025), which represented 58% of revenues (51% of revenues for the three months ended March 31, 2025), including one royalty interest that generated revenues of $35.9 million ($20.7 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, revenues generated from precious metals represented 100% of total revenues (96% for the three months ended March 31, 2025).

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2026 and 2025, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2026

Royalties	394,888	129,404	59,486	143,195	5,160	10,666	742,799
Streams	155,174	116,258	126,582	-	22,300	29,356	449,670
Offtakes	-	-	7,067	-	3,704	-	10,771

	550,062	245,662	193,135	143,195	31,164	40,022	1,203,240

December 31, 2025

Royalties	404,599	131,823	58,078	48,841	5,248	10,847	659,436
Streams	161,176	128,907	127,252	-	22,300	30,184	469,819
Offtakes	-	-	7,067	-	3,704	-	10,771

	565,775	260,730	192,397	48,841	31,252	41,031	1,140,026

(i) As at March 31, 2026, the carrying value of the net interests located in Canada amounted to $347.7 million ($355.7 million as at December 31, 2025).

Related Party Transactions

There were no material transactions with related parties during the three months ended March 31, 2026.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2026, significant commitments related to the acquisition of royalties and streams are detailed in the following table. Commitments related to transactions entered into or closed after March 31, 2026 are detailed in the Subsequent events to March 31, 2026 section below. The Company intends to meet its commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro-rata to drawdowns with construction finance facility.

Jiangxi Copper Company Limited	Cascabel project (gold stream)	$5.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$97.5 million	Pro-rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.
		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of OR Royalties, to increase the silver stream to 100% of payable silver (from 90%).

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Stream purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which OR Royalties has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonnes cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	2.25 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Sasa stream (4)	100%		$6.665		40 years	November 2015

(1) OR Royalties International will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the closing date (June 15, 2028), the owner will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of March 31, 2026, 1,974 tonnes of copper have been delivered to OR Royalties International under the stream agreement.

(2) OR Royalties will receive from Taseko an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to OR Royalties of 6.8 million ounces of silver, and 35% of production thereafter. As of March 31, 2026, a total of 1.7 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of March 31, 2026, a total of 7.8 million ounces of silver have been delivered to OR Royalties International under the stream agreement.

(4) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments disclosed above.

Outstanding Share Data

As of May 6, 2026, 187,495,864 common shares and 916,398 share options were issued and outstanding.

Subsequent Events to March 31, 2026

Disposal of equity investments

In April 2026, the Company sold equity investments for net proceeds of $34.8 million.

Acquisition of additional royalties on Spring Valley

In February 2026, the Company announced that it has entered into a definitive agreement to acquire Terraco, a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owns net smelter return royalty assets, largely consisting of royalties that cover Solidus' Spring Valley Gold Project located in Pershing County, Nevada, USA. OR Royalties is acquiring Terraco and the Terraco NSR Royalties for total cash consideration of $168.0 million. The Terraco NSR Royalties acquired include an effective 3.0% NSR royalty on the Schmidt Claim Block, which covers a meaningful proportion of the acres included in Solidus' proposed open-pit at Spring Valley (the NSR royalty is not payable on the first 500,000 ounces of gold recovered from the Schmidt Claim Block).

The transaction was closed in April 2026 and was fully financed by a drawdown on the Company's revolving credit facility.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Acquisition of a portfolio of royalties and deferred payment obligations from Gold Fields Limited

In February 2026, the Company entered into a definitive agreement with Gold Fields to acquire a portfolio of precious metals assets consisting of eight royalties for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Buenaventura's producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru.

In addition to the GFI Portfolio, the Company agreed to pay Gold Fields $52.0 million in exchange for deferred payment obligations totalling $60.0 million payable by Galiano ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana).

The transactions are expected to close in the second quarter of 2026.

Acquisition of a precious metals stream on Canadian Copper Inc.'s New Brunswick assets

In April 2026, the Company entered into a binding agreement with Canadian Copper with respect to a $28.0 million precious metals stream on Canadian Copper's New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant (collectively, the "Caribou Project"). OR Royalties will pay an amount of $5.0 million upon closing of the transaction and will fund the remaining balance of $23.0 million through quarterly payments in accordance with the Caribou Project construction budget (the "Construction Installment(s)").

Canadian Copper will deliver to OR Royalties refined silver and refined gold equal to 20% of the payable silver and gold in concentrate or any other product for the life of mine (the "Deliveries") at a purchase price equal to 20% of the spot price for each ounce delivered. The funding of the Construction Installment(s) shall be conditional upon customary project milestones, including the receipt of all material environmental permits and necessary First Nations approvals required for the Caribou Project, alongside a formal construction decision by Canadian Copper's board of directors.

Concurrent with closing, OR Royalties shall subscribe to $4.0 million in common shares of Canadian Copper at a share price of C$0.75. Canadian Copper will grant OR Royalties a right-of-first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Canadian Copper or an affiliate.

The transactions are expected to close in the second quarter of 2026.

Dividend

On May 6, 2026, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026.

Risks and Uncertainties

The Company is a royalty, stream, and similar interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in OR Royalties' most recent Annual Information Form, and the other information filed with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please refer to the Risk Factors section of OR Royalties' most recent Annual Information Form other information filed with the Canadian securities regulators and the SEC on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB, and are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as indicated below for new standards and amendments.

The financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full year. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

New accounting standards and amendments

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and are applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, with no restatement of comparatives per the initial transition requirements of these amendments. For financial liabilities settled in cash using an electronic cash transfer system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments did not have an impact on the Company's condensed interim consolidated financial statements for the three months ended March 31, 2026.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management is currently assessing the impact of the new standard on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2025 and 2024, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2025 and 2024, and in the interim unaudited consolidated financial statements for the three months ended March 31, 2026 and 2025, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on OR Royalties' website at www.ORroyalties.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation at OR Royalties, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Reconciliations of the cash margin per type of interests (in dollars and in percentage of revenues) are presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of royalty, stream and other interests (excluding gains (losses) on buy-down and buy-back of royalty, stream and other interests), gains (losses) on investments, share of income (loss) of associates, transaction costs and certain other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

A reconciliation of net earnings to adjusted net earnings is presented below:

	Three months ended March 31,
	2026	2025
(in thousands of dollars, except per share amounts)	$	$

Net earnings	73,582	25,640

Adjustments:
Foreign exchange gain	(640)	(160)
Share of loss of associates	-	3,752
Net loss (gain) on investments	1,896	(286)
Tax impact of adjustments	185	(41)

Adjusted earnings	75,023	29,477

Weighted average number of common shares outstanding (000's)	187,607	186,979

Adjusted earnings per basic share	0.40	0.16

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of OR Royalties' assets (including increase of production), the 2026 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "Guidance for 2026 and 5-Year Outlook" and other guidance based on disclosure from operators, OR Royalties' ability to continue to promote environmental stewardship, to support employees and communities and to achieve excellence in governance and oversight, timely developments of mining properties over which OR Royalties has royalties, streams, offtakes and investments, management's expectations regarding OR Royalties' growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2026 and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing to OR Royalties or the operators of properties, and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties' business, operations and financial condition; (g) impact related to climate changes or technologies which may affect the implementation of OR Royalties' climate strategy and achievement of carbon neutrality, that criteria will continue to be met to achieve improved ESG ratings, that actual facts may significantly differs from hypothesis used in any assessment scenario analysis; (h) geopolitical instability; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets  (c) the determination of OR Royalties' Passive Foreign Investment Company ("PFIC") status (d) OR Royalties' ability to deliver on its climate strategy, that OR Royalties' efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing OR Royalties' carbon emission or to support decarbonization efforts of OR Royalties' partners will be successful, or (e) the availability of funds to finance community investments. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, OR Royalties' continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, OR Royalties relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. This MD&A includes website addresses and references to additional materials found on those websites. These websites and information contained on or accessible through these websites are not incorporated by reference into, and do not form a part of, this MD&A or any other report or document filed by OR Royalties with the Canadian securities regulators or the SEC, and any references to any websites are intended to be inactive textual references only. These statements speak only as of the date of this MD&A. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

OR Royalties is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases OR Royalties has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

OR Royalties Inc. 2026 - First Quarter Report	Management’s Discussion and Analysis

Corporate Information

OR Royalties Inc. - Head Office	OR Royalties International Ltd.
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@ORroyalties.com	Fax: (441) 292-6140
Web site: www.ORroyalties.com	Michael Spencer, President Brendan Pidcock, Vice President, Technical Services

OR Royalties Inc. - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Jason Attew, President and Chief Executive Officer	Guy Desharnais, Vice President, Project Evaluation
Patrick Godin	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and
Pierre Labbé	Corporate Secretary
Wendy Louie	Grant Moenting, Vice President, Capital Markets
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
David Smith	Financial Officer
Kevin Thomson	Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice President, Project Evaluation

Exchange listings - common shares

Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at https://ORroyalties.com/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditor

PricewaterhouseCoopers LLP